Sequans Receives Notice of Non-Compliance with NYSE Trading Share Price and Market Capitalization Listing Rules

PARIS, France --- May 9, 2024 --- Sequans Communications S.A. (NYSE: SQNS) (“Sequans”) (the “Company”), a leading developer and provider of 5G/4G solutions for IoT devices, today announced that on April 9, 2024 it received a notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) informing the Company that it is no longer in compliance with Sections 802.01B and 802.01C of the NYSE Listed Company Manual.

The Company was notified by the NYSE that it was not in compliance with Section 802.01B (the “Market Cap Deficiency”) because it had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000. The Company was concurrently notified by the NYSE that it was also not in compliance with Section 802.01C (the “Share Price Deficiency”, together with the Market Cap Deficiency, the “Deficiencies”) because the average closing price of the Company’s American Depositary Shares (ADSs) was less than $1.00 over a consecutive 30 trading-day period. The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE that it intends to cure the Deficiencies and return to compliance with the NYSE’s continued listing standard.

Share Price Deficiency

Under the NYSE standards, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, the Company’s ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period.
The Company intends to cure the price deficiency and return to compliance with the NYSE continued listing requirement within the applicable cure period. The NYSE notification does not affect the Company's business operations or its Securities and Exchange Commission reporting requirements and does not conflict with or cause an event of default under any of the Company's material debt agreements.

Market Cap Deficiency

In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a business plan advising the NYSE of the definitive action(s) the Company has taken, or is taking, that would bring it into compliance with continued listing standards within 18 months of receipt of the Notice (the “Market Cap Cure Period,” together with the Share Price Cure Period, the “Cure Periods”). The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the 18-month period. If the NYSE accepts the plan, the Company's ADSs will continue to be listed and traded on the NYSE during the 18-month period, subject to the Company's compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of the Company's progress with respect to its plan. Sequans is currently evaluating its available options and developing a plan to regain compliance with the minimum global market capitalization requirement.

The Company’s ADSs will continue to be listed and trade on the NYSE during the Cure Periods, subject to the Company’s compliance with other NYSE continued listing standards.

Forward-Looking Statements
This press release includes forward-looking statements as defined under federal law, including, but not limited to, those related to the Company’s plans to regain compliance with the NYSE continued listing standards. These forward-looking statements are generally identified by the words “intend,” “will,” and similar expressions, although not all forward-looking statements contain these identifying words. Such statements are subject to significant risks, assumptions and uncertainties. Known material factors that could cause the Company’s actual results to differ materially from the results contemplated by such forward-looking statements are described in the forward-looking statements and risk factors in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and those risk factors set forth from time-to-time in other filings with the Securities and Exchange Commission. The Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws.

About Sequans

Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China. Visit Sequans online at www.sequans.com , and follow us on Twitter and Linked In.

Investor Relations: Kim Rogers, Hayden IR, +1 385.831.7337, Kim@haydenir.com
Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com